Exhibit 99.1
News release...
Date: 13 September 2007
Ref: PR548g
Rio Tinto to join FTSE4Good Index
Rio Tinto is to join the FTSE4Good index, which measures the performance of companies that meet globally recognised corporate responsibility standards and facilitates investment in those companies.
Rio Tinto has been included in the index for the first time as the FTSE4Good policy committee has developed its methodology to include companies involved in the production of uranium, setting stringent criteria covering environmental impact and management, health and safety, community and employee responsibility and product stewardship.
By meeting all these criteria in addition to all the other qualifications for the index, Rio Tinto has become eligible for membership of FTSE4Good.
Rio Tinto has maintained membership of the Dow Jones Sustainability World index since its inception in 1999 and has for a long time been an active member of the World Business Council for Sustainable Development and the International Council on Mining and Metals (ICMM), whose members are committed to superior business practices in sustainable development.
“Operating sustainably is at the very heart of what we do, it is essential to our license to operate and central to our mission to deliver value to our shareholders and stakeholders,” said Rio Tinto chief executive Tom Albanese. “I am delighted that this has been reflected by our inclusion in the FTSE4Good index.”
“At Rio Tinto, our approach to sustainable development is embedded through all levels of our organisation and, at all our operations, we try to minimise the adverse effects of our activities and strive constantly to improve every aspect of our performance. Wherever we operate, we hold the health and safety of our employees and the environment as a core value.”
“Nuclear energy offers a clean, low carbon, stable source of energy for heat, light and power. Rio Tinto is committed to developing our uranium business in a sustainable and responsible way. Admission to the index indicates that Rio Tinto has met both the uranium mining and climate change criteria in full, in addition to the standards already applying to high environmental impact companies and high human rights global resource sector impact companies.”
Cont.../
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
The Group’s objective is to maximize the overall long term return to shareholders through a strategy of investing in large, cost competitive mines, driven by the quality of each opportunity, not the choice of commodity.
Wherever Rio Tinto operates, the health and safety of its employees is the first priority. The Group seeks to contribute to sustainable development. It works as closely as possible with host countries and communities, respecting their laws and customs and ensuring a fair share of benefits and opportunities.
About FTSE4Good & the entry criteria
The FTSE4Good Index Series has been designed to measure the performance of companies that meet globally recognised corporate responsibility standards, and to facilitate investment in those companies.
Criteria are developed using an extensive market consultation process and are approved by an independent committee of experts. A broad range of stakeholders help shape the criteria, including NGOs, governmental bodies, consultants, academics, the investment community and the corporate sector.
To remain consistent with market expectations and developments in CSR practice, the inclusion criteria are revised regularly.
Since launch this has included tougher environmental and human rights criteria as well as new supply chain labour standards and countering bribery requirements. FTSE then engages with companies to ensure that they understand the new requirements. Those not meeting the standards are deleted from the index series.
The criteria have been designed to help investors minimise social, environmental and ethical risks. Companies with the largest risks and impacts have to meet more challenging requirements.
Over the last year criteria for uranium mining and climate change have been released. Today’s successful result indicates that Rio Tinto has met both the uranium mining and climate change criteria in full in addition to the standards currently applying to high environmental impact companies and high impact (global resource sector) human rights companies.

Copies of these criteria can be found at:
http://www.ftse.com/Indices/FTSE4Good_Index_Series/Downloads/FTSE4Good_Factsheet. pdf
http://www.ftse.com/Indices/FTSE4Good_Index_Series/Downloads/FTSE4Good_Inclusion_ Criteria_Brochure_Feb_06.pdf
http://www.ftse.com/Indices/FTSE4Good_Index_Series/Downloads/Uranium_mining_criteria _v2_web_upload_Apr_06.pdf
For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Investor Relations, North America
Office: +44 (0) 20 7753 2326	Jason Combes
Mobile: +44 (0) 7920 010 978	Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

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